Exhibit 99.1

Webull Launches Crypto Trading in U.S.
Users are now able to trade cryptocurrencies directly on the Webull platform

New York, NY., August 25, 2025 / PRNewswire/ - Webull (NASDAQ: BULL), an online investment platform, today announced the return of cryptocurrency trading for U.S. residents. Previously, trading crypto required opening and accessing a Webull Pay account through the standalone Webull Pay app. With this update, users can now manage their Webull Pay accounts directly within the Webull app, making it more streamlined to open an account and trade crypto all in one place.

The crypto trading experience offers seamless, 24/7 real-time trading of over 50 digital assets, including Bitcoin (BTC), Ethereum (ETH), and Solana (SOL).

“Our mission has always been to deliver a streamlined, user-centric investing experience,” said Anthony Denier, U.S. CEO and Group President at Webull. “By reintegrating crypto trading into the Webull app, we are making it easier for customers to access and manage their entire portfolio, whether they’re trading stocks, options, or digital assets. This update removes friction and provides a seamless centralized platform for navigating all investment opportunities.”

“Cryptocurrencies have become an essential part of today’s diversified investment strategies,” said Stephen Yip, CEO of Webull Pay. “We are excited to again offer crypto trading through Webull to deliver a more unified and convenient experience that reflects how modern investors want to manage their portfolios.”

Crypto trading on Webull is currently only available in the U.S. and Brazil, with additional market rollouts expected to take place over the coming months.

Visit www.webull.com for more information.

About Webull US

Webull is a leading online investment platform built on next generation global infrastructure. Users of the Webull platform are empowered to pursue their financial goals with advanced charting tools, cutting-edge technology, and real-time market data. Through Webull’s online brokerage, self-directed investors can access low-cost trading across a wide range of assets, including securities, options, and futures, along with wealth management services. Webull Financial LLC (“Webull Financial”) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and a futures commission merchant registered with the Commodity Futures Trading Commission (CFTC). Webull Financial is a member of the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA), and the Securities Investor Protection Corporation (SIPC). Advisory accounts and services are provided by Webull Advisors LLC, an investment advisor registered with the SEC. Registration does not imply a level of skill or training. Event contract trading is highly speculative and may not be suitable for all investors. Webull asks customers to carefully consider all risks associated with an investment in an Event Contract, including without limitation the risks set forth in the disclosure documents linked below, and consult with a financial professional and any other advisors that you deem appropriate before investing in any Event Contract. All investing is subject to risk, including the possible loss of principal. Options involve unique risks not suitable for all investors. Please visit www.webull.com/disclosures to read the applicable disclosure documents. For more information about Webull, visit www.webull.com.

About Webull Corporation

Webull Corporation (NASDAQ: BULL) owns and operates Webull, a leading digital investment platform built on next-generation global infrastructure. Through its global network of licensed brokerages, Webull offers investment services in 14 markets across North America, Asia Pacific, Europe, and Latin America. Webull serves more than 24 million registered users globally, providing retail investors with 24/7 access to global financial markets. Users can put investment strategies to work by trading global stocks, ETFs, options, futures, fractional shares, and digital assets through Webull’s trading platform, which seamlessly integrates market data and information, its user community, and investor education resources. Learn more at www.webullcorp.com. You may also access certain information on Webull and its securities on the website of the SEC at http://www.sec.gov, where Webull will, among others, be filing reports, such as Reports on Form 6-K and its Annual Report on Form 20-F.

Webull Media Contact

Nicholas Koulermos

Webull@5WPR.com

(212)999-5585

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release or other statements of the Company are forward-looking statements, including the return of cryptocurrency trading for U.S. residents and the rollout of cryptocurrency trading to additional markets over the coming months. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “predict,” “potential,” “seek,” “future,” “propose,” “continue,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology.

All forward-looking statements are based upon current estimates and forecasts and reflect the reasonable views, assumptions, expectations, and opinions of the Company and its management as of the date of this press release and are therefore subject to a number of factors, risks and uncertainties, some of which are not currently known to the Company and its management and could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Some of these factors include, but are not limited to: (1) the ability of the Company to grow and manage growth profitably, maintain relationships and deepen engagement with users, customers and suppliers, and retain its management and key employees; (2) the reliance of key functions of the Company’s business on third-parties and the risk that the Company’s platform and systems rely on software and applications that are highly technical and may contain undetected errors that could result in unexpected network interruptions, failures, security breaches, or computer virus attacks; (3) the risks associated with the Company’s global operations and continued global expansion, including, but not limited to, the risks related to complex or constantly evolving political or regulatory environments that may result in substantial costs or require adverse changes to the Company’s business practices; (4) the Company’s estimates of expenses and costs, of profitability or of other operational and financial metrics as well as the Company’s expectations regarding demand for and market acceptance of its products and service; (5) the Company’s reliance on trading related income, including payment for order flow (“PFOF”), and the risk of new regulation or bans on PFOF and similar practices; (6) the Company’s exposure to fluctuations in interest rates, rapidly changing interest rate environments, volatile prices of securities and digital assets and their respective trading volumes; (7) the Company’s reliance on a limited number of market makers and liquidity providers to generate a large portion of its revenues, and the negative impact of the loss of any of those market makers or liquidity providers; (8) the effects of competition in the Company’s industry and the Company’s need to constantly innovate and invest in new markets, products, technologies or services to retain, attract and deepen engagement with users; (9) changes in international trade policies and trade disputes that could result in tariffs, taxes or other protectionist measures adversely affecting our business; (10) risks related to general political, economic and business conditions globally and in jurisdictions where the Company operates; (11) risk of further actions taken by various government bodies in the United States that have made the Company the subject of inquiries and investigations relating to concerns about our connections to China; (12) the risk that the failure to protect customer data and privacy or to prevent security breaches relating to the Company’s platform could result in economic loss, damage to its reputation, deter customers from using its products and services, and expose it to legal penalties and liability; (13) risks related to the Company’s need as a regulated financial services company to develop and maintain effective compliance and risk management infrastructures as well as to maintain capital levels required by regulators and self-regulatory organizations; (14) the ability to meet, or continue to meet, stock exchange listing standards; (15) the possibility of adverse developments in pending or new litigation and regulatory investigations; (16) risks related to significant disruptions in the cryptocurrency market that negatively impacts user engagement with cryptocurrency trading on our platform; (17) political, regulatory or economic changes that affect cryptocurrencies, including changes in the governance of a cryptocurrency; and (18) other risks and uncertainties that are more fully described in filings made, or to be made, by the Company with the SEC, including in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s filings with the SEC. The foregoing list of factors is not exhaustive. Reported results should not be considered an indication of future performance. There may be additional risks that the Company and its management presently do not know about or that the Company and its management currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In light of these factors, risks and uncertainties, the forward-looking events and circumstances discussed in this press release may not occur, and any estimates, assumptions, expectations, forecasts, views or opinions set forth in this press release should be regarded as preliminary and for illustrative purposes only and accordingly, undue reliance should not be placed upon the forward-looking statements. The Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.